EXHIBIT (a)(1)(D)

INSTRUCTIONS

1. TO REVIEW THE OFFER. Please carefully review the Consent Solicitation and Offer to Exercise, dated as of November 21, 2007 (the “Memorandum”). If you would like an additional copy of the Consent Solicitation and Offer to Exercise or a copy of any other related document, you may request one by calling Stathis Kouninis at Tasker Products Corp. at (603) 766-1973.

2. TO PARTICIPATE IN THE OFFER. To participate in the Offer, you must properly complete, sign, date and deliver the Election Form, your original executed warrants and your payment before midnight, Eastern Time on December 20, 2007, unless extended.

3. TO CONSENT ONLY TO THE REGISTRATION OF CERTAIN OF OUR SECURITIES. To consent only to the registration of certain of our securities, as described in the Memorandum, you must properly complete, sign, date and deliver the Election Form before midnight, Eastern Time, on December 20, 2007, unless extended.

4. WE WILL STRICTLY ENFORCE THE EXPIRATION. Delivery will be deemed made only when the Election Form and your warrants and your payment, if applicable, are actually received (not postmarked) at the address below and there can be no exceptions to the expiration time. The acceptable method of delivering the Election Form, your warrant(s) and (if paying by check) your cashier’s check is:

BY MAIL, COURIER SERVICE
OR IN PERSON, TO:

Sonnenschein Nath & Rosenthal LLP
Attn: Silvia Soares
101 JFK Parkway
Short Hills, NJ 07078
Telephone (973) 912-7109

For your convenience, we have enclosed a pre-paid Federal Express envelope that you may use for delivering the Election Form, your warrants and (if paying by check) your cashier’s check. If delivery is by mail, we urge you to mail sufficiently in advance of the expiration of the Offer to ensure we receive it prior to the expiration of the Offer. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. Any type of delivery is at your own expense.

If you do not submit an Election Form or your warrants (or payment) prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Election Form or if you submit an Election Form consenting only to the granting of certain registration rights, you will be considered to have rejected the Offer. In that case, (a) your warrants will remain outstanding until they terminate or are exercised and (b) you will have no rights to any amended warrants.

5. ACCEPTANCE OF WARRANTS FOR AMENDMENT. When Tasker accepts your tendered warrants and we amend them and accept them for exercise concurrently with the expiration of the Offer, you will have no further rights to them.

6. TO WITHDRAW ELECTION. To withdraw from the Offer or revoke your consent to the registration of certain of our securities, you must properly complete, sign, date and deliver to us the Withdrawal Form before midnight, Eastern Time, on December 20, 2007, unless the Offer is extended or earlier terminated by us. Delivery will be deemed made only when the Withdrawal Form is actually received (not postmarked) by us. Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section “WE WILL STRICTLY ENFORCE THE EXPIRATION.” Once you have withdrawn your tendered warrants, you may retender your warrants before the expiration of the Offer only by again following the delivery procedures described above in the section “WE WILL STRICTLY ENFORCE THE EXPIRATION.” We will return to you your previously tendered warrants (and refund your payment, if applicable) promptly after we receive the Withdrawal Form pursuant to the terms of the Offer.

Questions may be directed to Stathis Kouninis at Tasker at (603) 766-1973.